FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of April, 2004


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




8 April 2004

BG Group plc
Notification of Directors' Interests in Shares


BG Group Share Incentive Plan ('SIP') - Free Shares


On 7 April 2004, the following Executive Directors were awarded the numbers of BG Group plc Ordinary Shares of 10p each set out below at a price of 331.55p per share under the terms of the SIP. As a result of these awards, the beneficial interests of the Executive Directors in the ordinary share capital of BG Group plc have increased as shown.


                Ordinary Shares awarded on 7   Revised beneficial interest in
                April 2003                     Ordinary 10p shares

Frank Chapman        904                               224,021

William Friedrich    904                               246,680

Ashley Almanza       904                                26,793


BG Group Sharesave Scheme - Purchase of Shares Under Option


On 8 April 2004, Ashley Almanza exercised an option to purchase 4,230 BG Group plc Ordinary Shares of 10p each under the terms of the BG Group Inland Revenue-approved Sharesave Scheme at an option price of GBP2.29 per share. As a result of this transaction Mr Almanza's beneficial interest in the ordinary share capital of BG Group plc has increased to 31,023 shares.





BG Group plc
8 April 2004




END


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 8 April, 2004                             By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary